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More High Grade Gold from Las Bolas Trend as Surface work Continues on Filo de Oro Trend in Preparation for Drilling

Vancouver, Canada, May 6, 2010 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release.

The Company is pleased to announce that is has now received an additional 505 rock channel sample assays from its fully owned Las Bolas project in Chihuahua Mexico.  Recent work, in preparation for a major drilling program scheduled to start next month, has been focused on the three main Las Bolas northeast trends (which host the Las Bolas working itself as well as other important workings such as Gambusino, Frijolar, Corazon and Guadalupana), as well as the newly discovered, north-south Filo de Oro trend, which hosts the Los Hilos West, Palo Dulce, Mosca de Plata, La Plomosa and Los Hilos East workings. The upcoming drilling program is being designed to accomplish several objectives; to significantly increase the existing inferred resource, to substantiate the previously estimated potential target of the 12 known vein systems in the western portion of the property, to start to define a resource in and around the high grade Los Hilos workings and evaluate at depth the rapidly developing open pit potential of the Filo de Oro trend.

A total of 197 of the recently received assays come the Silicosa Vein area, which is one of the twelve know vein systems within the western portion of the Las Bolas property, and is a relatively new discovery with previously announced values of 9.1g/t gold & 920 g/t silver over a 1.1m width.  The Silicosa Vein lies 400m east of the Las Bolas Tunnel. The mineralized structure strikes southeast, which is typical for the Las Bolas Trend. Current results include 5.33 g/t gold with 235 gm g/t silver over 0.7 metres and 2.10 g/t gold with 238 g/t silver over 2.45 metres

The Silicosa area has two underground workings known as Silicosa North & Silicosa South. The south mine has been partially rehabilitated, the remaining mine of unknown dimensions cannot be accessed due to a cave-in. The South mine rehabilitated to-date is all mineralized. Both north and south mines are likely connected. The southwestern end of the northern mine that is oriented towards the south mine is mineralized, indicating that mineralization is continuous at that level towards the south mine. (Please see Silicosa figure below or on the Company’s website.)

Current results from the accessible part of the Silicosa South mine have an overall weighted average of 1.44g/t gold, 155 g/t silver with an average width of 1.33m (width range 0.6m to 2.45m). The mineralized structure at the Silicosa North returned 0.53g/t gold &125 g/t silver over a 1.90m width.

The following is a summary of the results for the Silicosa South Mine:

Sample	Gold g/t	Silver g/t	Width (m)
917533	0.14	8	0.60
917534	0.16	18	1.95
917535
917536
917537	0.55	99	2.35
917538
917539
917540	0.97	187	0.70
917541	5.33	235	0.70
917542	1.25	157	1.00
917543	0.59	44	1.65
917544
917545
917546	0.49	43	1.10
917547
917548	2.85	217	1.50
917549
917550	1.28	263	1.30
917551
917552	2.10	238	2.45
917553
917554	4.47	549	0.70

Follow this link to see maps on our web site http://www.goldengoliath.com/propertiesLasBolas.html

A further 139 channel samples from the current results were taken for the area of the La Plomosa working, which is located 300 metres east of Silicosa, within the Filo De Oro trend. Of the remaining samples, 89 were taken within the central portion of the Filo de Oro trend and the final 80 were taken along new road cuts close to the Los Hilos Mine workings.

These samples also returned encouraging assays ranging up to 1.52 g/t gold and up to 81 g/t silver, with an overall weighted average of 0.26 g/t gold and 4 g/t silver. The Company is pleased with the current results as they further enhance the Silicosa area of the Las Bolas trend and continue to demonstrate the widespread surface gold mineralization along the Filo de Oro trend.   The Company is currently receiving bids from potential drill contractors and anticipates the start of drilling in June.  The drill program is scheduled to include the along strike extension of known vein systems on the western area of the property and possible underground drilling from within the main Las Bolas tunnel, following the recommendations of the 43-101 report completed last November by Discovery Geological consultants.  In addition, underground drilling is also being planned for the Los Hilos tunnel on the east side of the property, as well as surface drilling on the El Orito area, and other areas of the Filo de Oro bulk tonnage gold target.

At El Orito, which lies some 240 metres southwest of the entrance to the Los Hilos West Mine tunnel, three lines, totaling 182 surface channel samples have returned:

0.48 g/t gold, 50g/t silver over a 46m width

1.17g/t gold, 27g/t silver over a 35m width

0.83 g/t gold, 23g/t silver over a 27m width

The northeast striking Orito Zone is projected to intersect the east west Los Hilos vein system. Gold values at the intersection of the Los Hilos vein system with another north south vein system 45 metres from the entrance to the tunnel returned gold values of up to 33.53 g/t gold with 171 g/t silver over 1.70 metres.

The average grade to date for the Filo de Oro trend, based on 1412 channel samples is now 0.66 g/t gold & 32 g/t silver (1.19 g/t gold Equivalent*), clearly demonstrating its open pit potential.

(*1g Au=60g Ag, 100% recovery of silver)

Based on the Company's work, Filo de Oro has two components. A large surface zone that may be over 1,120 metres in length, from 200 to 440 metres in width and approximately 230 metres thick which overlies near-vertical high-grade-vein feeder zones that are beneath and cut through the surface zone. The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends.  These three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings which were the focus of the NI 43-101 report completed last fall.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

772900 mE
773000 mE
773100 mE
773200 mE
3084300 mN
3084200 mN
3084100 mN
3084000 mN
Las Bolas Tunnel
Area of Detail
0
250
500
metres
Silicosa South Tunnel
(Partially Accessible)
Silicosa North Tunnel
Silicosa
Plomosa
Los Hilos East
N
W
E
S
0
50
100
metres
Channel Sample
Mosca de
Plata
Palo Dulce
Los Hilos West

LAS BOLAS PROJECT
CHANNEL-SAMPLES
LOCATION MAP

917591
917476
917483
917587
917467
917494
917497
917585
917463
917499
917503
917507
917532
917526
917519
917454
917449
917447
917582
917584
917581
917580
917434
917430
Road
917579
917426
917422
917407
Silicosa North
0
10
20
metres
Silicosa South
917547
917577
Rock Geochem Ag g/t
500 to 2,210
60 to 500
30 to 60
0 to 30

LAS BOLAS PROJECT
CHANNEL-SAMPLES
ROCK GEOCHEM
Ag g/t